LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2015 and 2014

| | | 2015 | 2014 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $ | 75,875 | 159,102 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | | 11,408 | 12,321 |
| Deferred income taxes | | 13,000 | 28,000 |
| (Increase) decrease in: | | | |
| Accounts receivable | | (19,853) | (102,190) |
| Prepaid expenses | | (24,562) | 15,382 |
| Related party receivable | | 19,382 | (17,635) |
| Increase (decrease) in payables | | 65,123 | 16,860 |
| Net cash provided by operating activities | | 140,373 | 111,839 |
| Cash flows from investing activities: | | | |
| Change in cash surrender value of life insurance | | (21,340) | (38,638) |
| Purchase of property and equipment | | (18,238) | (2,609) |
| Net cash used in investing activities | | (39,578) | (41,247) |
| Cash flows from financing activities: | | | |
| Purchase and retirement of common stock | | (40,503) | (39,504) |
| Payments on long-term debt | | - | (3,521) |
| Net cash used in financing activities | | (40,503) | (43,025) |
| Net increase in cash | | 60,292 | 27,568 |
| Cash, beginning of year | | 281,960 | 254,392 |
| Cash, end of year | $ | 342,252 | 281,960 |

The accompanying notes are an integral part of these financial statements.